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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

                Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

                                |_|Rule 13d-1(b)

                                |_|Rule 13d-1(c)

                                |X|Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




                                Page 1 of 4 pages



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CUSIP No.       828 813 105
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    1.   Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons.           Richard D. Simon

--------------------------------------------------------------------------------


    2.   Check the Appropriate Box if a Member of a Group

              (a) |_|

              (b) |_|
--------------------------------------------------------------------------------


    3.   SEC Use Only
--------------------------------------------------------------------------------


    4.   Citizenship or Place of Organization:          United States of America
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power                            960,993*
Shares Bene-           6.  Shared Voting Power
ficially               7.  Sole Dispositive Power
Owned by Each          7.  Sole Dispositive Power                       960,993*
Reporting              8.  Shared Dispositive Power
Person With:
--------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  960,993*

    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: |_|

    11.  Percent of Class Represented by Amount in Row (9):                15.3%
--------------------------------------------------------------------------------


    12.  Type of Reporting Person:        IN
--------------------------------------------------------------------------------

     * Includes 913,751 shares of Class B Common Stock held by Richard D. Simon, Trustee of the Richard D. Simon Revocable Trust, UTAD 2/12/93, of which Mr. Simon's children are beneficiaries. Mr. Simon disclaims beneficial ownership of these securities and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. Simon's immediate family. Mr. Simon holds 37,242 shares of Class A Common Stock under the Company's 401(k) plan as of the December 3, 1998 plan statement, the latest statement available under the plan. As a result, Mr. Simon controls stock possessing 26.0% of the voting power of all outstanding Simon Transportation stock.
--------------------------------------------------------------------------------

                                Page 2 of 4 pages

Item 1.

    (a)  Name of Issuer:       SIMON TRANSPORTATION SERVICES INC.

    (b)  Address of Issuer's Principal Executive Offices:
                                                     5175 West  2100 South
                                                     West Valley City, UT  84120

Item 2.

    (a)  Name of Person Filing:    Richard D. Simon

    (b)  Address of Principal Business Office or, if none, Residence:
                                                            5175 West 2100 South
                                                     West Valley City, UT  84120

    (c)  Citizenship:              United States of America

    (d) Title of Class of Securities: Class A Common Stock, par value $.01 per share*

    (e)  CUSIP Number:         828 813 105


Item 3.  If this statement is filed pursuant to ss.ss.240.13d-1(b)  or
         240.13d-2(b) or (c), check whether the person filing is a:     N/A

Item 4.  Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:    960,993*.

    (b)  Percent of class:   15.3%*.

    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:  960,993*.

         (ii)  Shared power to vote or to direct the vote: _______.

         (iii) Sole power to dispose or to direct the disposition of: 960,993*.

         (iv)  Shared power to dispose or to direct the disposition of ___.

* Includes 913,751 shares of Class B Common Stock held by Richard D. Simon, Trustee of the Richard D. Simon Revocable Trust, UTAD 2/12/93, of which Mr. Simon's children are beneficiaries. Mr. Simon disclaims beneficial ownership of these securities and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. Simon's immediate family. Mr. Simon holds 37,242 shares of Class A Common Stock under the Company's 401(k) plan as of the December 3, 1998 plan statement, the latest statement available under the plan. As a result, Mr. Simon controls stock possessing 26.0% of the voting power of all outstanding Simon Transportation stock.


                                Page 3 of 4 pages

Item 5.  Ownership of Five Percent or Less of a Class.
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.    N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.   N/A

Item 8.  Identification and Classification of Members of a Group.           N/A

Item 9.  Notice of Dissolution of Group.    N/A

Item 10. Certification.        N/A

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ---------------------------------------------
                                                  Date


                                            /s/ Richard D. Simon
                                   ---------------------------------------------
                                      Richard D. Simon, Chairman of the Board,
                                      President, and Chief Executive Officer











                                Page 4 of 4 pages



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